# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ImageneBio, Inc., CIK 0001835579
CUSIP: 45175G108
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 645 Summer Street, Suite 101, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 04/14/2026
Amends the filing with accession number 0000947871-23-000950
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VI LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Genesis GP LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,495,045; sole dispositive power 0; shared dispositive power 1,495,045; aggregate amount beneficially owned 1,495,045 (13.1% of the class)
- ORBIMED CAPITAL GP VI LLC (CIK 0001682115): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,089,665; sole dispositive power 0; shared dispositive power 1,089,665; aggregate amount beneficially owned 1,089,665 (9.6% of the class)
- OrbiMed Genesis GP LLC (CIK 0001808744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 405,380; sole dispositive power 0; shared dispositive power 405,380; aggregate amount beneficially owned 405,380 (3.6% of the class)
- ORBIMED CAPITAL LLC (CIK 0001157524): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 135,516; shared voting power 0; sole dispositive power 135,516; shared dispositive power 0; aggregate amount beneficially owned 135,516 (1.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: ImageneBio, Inc.
Address of issuer's principal executive offices: 645 Summer Street, Suite 101, Boston, Massachusetts (MA), 02210
Comment:
This Amendment No. 6 ("Amendment No. 6") to Schedule 13D supplements and amends the Statement on Schedule 13D filed by OrbiMed Advisors LLC ("OrbiMed Advisors"), OrbiMed Capital GP VI LLC ("OrbiMed GP"), OrbiMed Genesis GP LLC ("OrbiMed Genesis"), and OrbiMed Capital LLC ("OrbiMed Capital") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on April 15, 2021, as amended by Amendment No. 1 filed with the SEC on August 16, 2021, Amendment No. 2 filed with the SEC on September 14, 2023, Amendment No. 3 filed with the SEC on September 21, 2023, Amendment No. 4 filed with the SEC on June 18, 2025, and Amendment No. 5 filed with the SEC on July 30, 2025.

This Amendment No. 6 is being filed to report that the Issuer filed a Rule 424(b)(3) Prospectus Supplement on April 13, 2026 in connection with its offer of pre-funded warrants. As described in Item 3, below, the Reporting Persons received pre-funded warrants to purchase an aggregate of 721,292 Shares in connection with this offer and, as a result, the beneficial ownership of the outstanding Shares held by the Reporting Persons (as defined below) increased by more than 1%.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP, a limited liability company organized under the laws of Delaware.
OrbiMed Genesis, a limited liability company organized under the laws of Delaware.
OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
Carl L. Gordon, a United States citizen.
Sven H. Borho, a German and Swedish citizen.
W. Carter Neild, a United States citizen.
Geoffrey C. Hsu, a United States citizen.
C. Scotland Stevens, a United States citizen.
David P. Bonita, a United States citizen.
Peter A. Thompson, a United States citizen.
Matthew S. Rizzo, a United States citizen.
Mona Ashiya, a United States citizen.
Trey Block, a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
OrbiMed Genesis is the general partner of a limited partnership as more particularly described in Item 6 below.
OrbiMed Capital is the investment advisor of an investment trust as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
2025 PIPE

In connection with the merger by and between Ikena Oncology, Inc. and Inmagene Biopharmaceuticals (the "Merger"), pursuant to the Agreement and Plan of Merger, dated as of December 21, 2024, the Issuer entered into a subscription agreement with certain accredited investors ("2025 PIPE Investors"), pursuant to which, following the closing of the Merger, the 2025 PIPE Investors subscribed for and purchased an aggregate of 2,508,337 Shares, at a price of approximately $29.90 per Share (the "2025 PIPE"). In connection with the 2025 PIPE, OrbiMed Private Investments VI, LP ("OPI VI"), a limited partnership organized under the laws of Delaware, purchased 83,611 Shares at a price of approximately $2.49. The source of funds for such purchases was the working capital of OPI VI.

2026 PIPE

On April 12, 2026, the Issuer entered into a securities purchase agreement with certain institutional accredited investors ("2026 PIPE Investors"), pursuant to which, the Issuer agreed to issue and sell to the 2026 PIPE Investors in a private placement pre-funded warrants (the "Pre-Funded Warrants") to purchase up to an aggregate of 5,770,335 Shares. The Pre-Funded Warrants contain an exercise limitation that prohibits the holder from exercising the Pre-Funded Warrants to the extent that after giving effect to such issuance after exercise the holder would beneficially own in excess of 19.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Pre-Funded Warrants (the "Blocker"). The price per Pre-Funded Warrant is $5.199. The 2026 PIPE closed on April 14, 2026. In connection with the 2026 PIPE, OPI VI purchased 336,603 Pre-Funded Warrants and OrbiMed Genesis Master Fund, L.P. ("Genesis"), a limited partnership organized under the laws of the Cayman Islands, purchased 384,689 Pre-Funded Warrants. The source of funds for such purchases was the working capital of OPI VI and Genesis. The Pre-Funded Warrants beneficially owned by the Reporting Persons are presently exercisable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 11,375,573 outstanding Shares, which amount includes 10,654,281 Shares as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 10, 2026 plus 721,292 Shares underlying presently exercisable Pre-Funded warrants held by the Reporting Persons.

As of the date of this filing, OPI VI holds 1,089,665 Shares, which amount includes 336,603 Pre-Funded Warrants, constituting approximately 9.6% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis holds 405,380 Shares, which amount includes 384,689 Pre-Funded Warrants, constituting approximately 3.6% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Worldwide Healthcare Trust PLC ("WWH"), a publicly-listed investment trust organized under the laws of England, holds 135,516 Shares, constituting approximately 1.2% of the issued and outstanding Shares. OrbiMed Capital is the investment advisor of WWH. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by WWH and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by WWH. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by WWH.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 1,089,665 Shares, which amount includes 336,603 Pre-Funded Warrants. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 1,089,665 Shares, which amount includes 336,603 Pre-Funded Warrants.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 405,380 Shares, which amount includes 384,689 Pre-Funded Warrants. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 405,380 Shares, which amount includes 384,689 Pre-Funded Warrants.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VI. OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VI and the power of OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VI is 1,089,665 Shares, which amount includes 336,603 Pre-Funded Warrants, and the number of Shares attributed to Genesis is 405,380 Shares, which amount includes 384,689 Pre-Funded Warrants. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis, may also be considered to hold indirectly 1,495,045 Shares, which amount includes 721,292 Pre-Funded Warrants.

OrbiMed Capital is the investment advisor to WWH. OrbiMed Capital may be deemed to have voting and investment power over the securities held by WWH. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by WWH. The number of outstanding Shares attributable to WWH is 135,516 Shares. OrbiMed Capital, as the investment advisor to WWH, may also be considered to hold indirectly 135,516 Shares.

David P. Bonita ("Bonita"), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Bonita may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Bonita is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Investors' Rights Agreement

In addition, OPI VI, WWH, Genesis, and certain other stockholders of the Issuer entered into a Fourth Amended and Restated Investors' Rights Agreement with the Issuer (the "Investors' Rights Agreement"), dated as of December 18, 2020. Pursuant to the Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the Issuer's initial public offering, the holders of at least 40% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register at least 20% their registrable securities (or a lesser percent if the anticipated aggregate offering price, net of expenses, would exceed $10 million). The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, OPI VI, WWH, and Genesis will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors' Rights Agreement, holders of at least 20% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equal or exceeds $3 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Registration Rights Agreement

2025 PIPE

In connection with the consummation of the Merger and the 2025 PIPE, the Issuer entered into a registration rights agreement (the "2025 Registration Rights Agreement") with the 2025 PIPE Investors, including OPI VI, pursuant to which the Issuer agreed that, within 45 calendar days after the closing of the Merger, the Issuer will file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of the Shares purchased in the 2025 PIPE.

2026 PIPE

In connection with the 2026 PIPE, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the 2026 PIPE Investors, including OPI VI and Genesis, pursuant to which the Issuer agreed that, within three business days following August 1, 2026, the Issuer will file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of the Shares issuable upon the exercise of the Pre-Funded Warrants.

The foregoing descriptions of the Investors' Rights Agreement, the 2025 Registration Rights Agreement and the 2026 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Investors' Rights Agreement, the 2025 Registration Rights Agreement and the 2026 Registration Rights Agreement, which are filed as Exhibit 2, Exhibit 3 and Exhibit 4 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital GP VI LLC.

2. Fourth Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-253919) filed with the SEC on March 5, 2021).

3. Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer's Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 25, 2025.

4. Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-40287) filed with the SEC on April 13, 2026.

5. Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-40287) filed with the SEC on April 13, 2026.

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon, Member (04/29/2026)
- ORBIMED CAPITAL GP VI LLC: /s/ Carl L. Gordon, Carl L. Gordon, Member of OrbiMed Advisors LLC (04/29/2026)
- OrbiMed Genesis GP LLC: /s/ Carl L. Gordon, Carl L. Gordon, Member of OrbiMed Advisors LLC (04/29/2026)
- ORBIMED CAPITAL LLC: /s/ Carl L. Gordon, Carl L. Gordon, Member (04/29/2026)